UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

AYR Wellness Inc.
(Name of Applicants)*
2601 South Bayshore Drive, Suite 900
Miami, Florida 33133
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED
Title of Class	Amount
13% Senior Secured Notes due December 10, 2026	$243,250,000
Approximate date of proposed public offering:
On the Effective Date under the Plan (as defined herein) or as soon as practicable thereafter.
Name and registered address of agent for service: C T Corporation System 1015 15th Street N.W., Suite 1000 Washington, DC 20005 (202) 572-3100	With copies to: Merritt S. Johnson Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*
The Guarantors and Issuer listed on the Form T-3 are also included in this Application as Applicants.

EXPLANATORY NOTE
This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed on behalf of AYR Wellness Inc. (the “Parent Guarantor”), Ayr Wellness Canada Holdings Inc. (the “Issuer”) and the Parent Guarantors’ wholly owned subsidiaries (together with the Parent Guarantor and the Issuer, the “Applicants”). This Amendment is being filed solely to file Exhibits T3B-1 to T3B-58, T3C, T3D-1, T3E-1 to T3E-3 and T3F filed herewith and to update the Index to Exhibits. This Amendment is not intended to amend or delete any other part of the Applicants’ Application for Qualification (the “Application”). All other information in the Application is unchanged and has been omitted from this Amendment.

INDEX TO EXHIBITS
Exhibit No.	Description
Exhibit T3A-1*	Certificate of Incorporation and Notice of Articles of AYR Wellness Inc.
Exhibit T3A-2*	Articles of Incorporation of Ayr Wellness Canada Holdings Inc.
Exhibit T3A-3*	Articles of Organization of 242 Cannabis, LLC
Exhibit T3A-4*	Articles of Organization of AYR NJ, LLC
Exhibit T3A-5*	Articles of Organization of AYR Ohio LLC
Exhibit T3A-6*	Articles of Organization of AYR Wellness Holdings LLC
Exhibit T3A-7*	Certificate of Formation of AYR Wellness NJ, LLC
Exhibit T3A-8*	Articles of Organization of BP Solutions LLC
Exhibit T3A-9*	Articles of Organization of Cannapunch of Nevada LLC
Exhibit T3A-10*	Certificate of Formation of CannTech PA, LLC
Exhibit T3A-11*	Amended and Restated Articles of Incorporation of CSAC Acquisition AZ Corp.
Exhibit T3A-12*	Articles of Organization of CSAC Acquisition Connecticut LLC
Exhibit T3A-13*	Articles of Incorporation of CSAC Acquisition FL Corp.
Exhibit T3A-14*	Amended and Restated Articles of Incorporation of CSAC Acquisition IL Corp.
Exhibit T3A-15*	Articles of Incorporation of CSAC Acquisition IL II Corp.
Exhibit T3A-16*	Articles of Incorporation of CSAC Acquisition Inc.
Exhibit T3A-17*	First Certificate of Amendment to the Articles of Incorporation of CSAC Acquisition Inc.
Exhibit T3A-18*	Second Certificate of Amendment to the Articles of Incorporation of CSAC Acquisition Inc.
Exhibit T3A-19*	Articles of Incorporation of CSAC Acquisition MA Corp.
Exhibit T3A-20*	Amended and Restated Articles of Incorporation of CSAC Acquisition MA II Corp.
Exhibit T3A-21*	Amended and Restated Articles of Incorporation of CSAC Acquisition NJ Corp.
Exhibit T3A-22*	Articles of Incorporation of CSAC Acquisition NV Corp.
Exhibit T3A-23*	Certificate of Incorporation of CSAC Acquisition NY Corp.
Exhibit T3A-24*	Amended and Restated Articles of Incorporation of CSAC Acquisition PA Corp.
Exhibit T3A-25*	Articles of Incorporation of CSAC Acquisition PA II Corp.
Exhibit T3A-26*	Certificate of Formation of CSAC Acquisition TX Corp.
Exhibit T3A-27*	Articles of Incorporation of CSAC Holdings Inc.
Exhibit T3A-28*	Articles of Organization of CSAC LLC
Exhibit T3A-29*	Articles of Organization of CSAC Ohio, LLC
Exhibit T3A-30*	Certificate of Organization of Cultivauna, LLC
Exhibit T3A-31*	Articles of Merger of DFMMJ Investments, LLC
Exhibit T3A-32*	Certificate of Organization of DocHouse, LLC
Exhibit T3A-33*	Articles of Organization of DWC Investments, LLC
Exhibit T3A-34*	Certificate of Organization of Eskar LLC
Exhibit T3A-35*	Articles of Organization of Green Light Holdings LLC
Exhibit T3A-36*	Articles of Organization of Green Light Management, LLC
Exhibit T3A-37*	Articles of Organization of Herbal Remedies Dispensaries, LLC
Exhibit T3A-38*	Articles of Incorporation of Klymb Project Management, Inc.
Exhibit T3A-39*	Articles of Organization of Kynd-Strainz LLC
Exhibit T3A-40*	Articles of Organization of Land of Lincoln Dispensary LLC

Exhibit No.	Description
Exhibit T3A-41*	Articles of Organization of Lemon Aide LLC
Exhibit T3A-42*	Articles of Organization and Articles of Merger of Livfree Wellness LLC
Exhibit T3A-43*	Articles of Organization of Mercer Strategies FL, LLC
Exhibit T3A-44*	Articles of Organization of Mercer Strategies MA, LLC
Exhibit T3A-45*	Articles of Organization of Mercer Strategies PA, LLC
Exhibit T3A-46*	Certificate of Organization of PA Natural Medicine LLC
Exhibit T3A-47*	Certificate of Name Change of PA Natural Medicine LLC
Exhibit T3A-48*	Articles of Organization of Parker RE MA, LLC
Exhibit T3A-49*	Articles of Organization of Parker RE PA, LLC
Exhibit T3A-50*	Articles of Organization of Parker Solutions FL, LLC
Exhibit T3A-51*	Articles of Organization of Parker Solutions IL, LLC
Exhibit T3A-52*	Articles of Organization of Parker Solutions MA, LLC
Exhibit T3A-53*	Certificate of Formation of Parker Solutions NJ LLC
Exhibit T3A-54*	Articles of Organization of Parker Solutions OH, LLC
Exhibit T3A-55*	Articles of Organization of Parker Solutions PA, LLC
Exhibit T3A-56*	Articles of Organization of Sira Naturals, Inc.
Exhibit T3A-57*	Amendment to Articles of Organization of Sira Naturals, Inc.
Exhibit T3A-58*	Articles of Entity Conversion of Sira Naturals, Inc.
Exhibit T3A-59*	Articles of Incorporation of Tahoe Capital Company
Exhibit T3A-60*	Articles of Organization of Tahoe Hydroponics Company, LLC
Exhibit T3A-61*	Amendment to Articles of Organization of Tahoe Hydroponics Company, LLC
Exhibit T3A-62*	Articles of Organization of Tahoe-Reno Botanicals, LLC
Exhibit T3A-63*	Articles of Organization of Tahoe-Reno Extractions, LLC
Exhibit T3B-1	Bylaws of AYR Wellness Inc.
Exhibit T3B-2	Bylaws of Ayr Wellness Canada Holdings Inc.
Exhibit T3B-3	Amended and Restated Operating Agreement of 242 Cannabis, LLC
Exhibit T3B-4	Operating Agreement of AYR NJ, LLC
Exhibit T3B-5	Operating Agreement of AYR Ohio LLC
Exhibit T3B-6	Operating Agreement of AYR Wellness Holdings LLC
Exhibit T3B-7	Amended and Restated Operating Agreement of AYR Wellness NJ, LLC
Exhibit T3B-8	Amended and Restated Operating Agreement of BP Solutions LLC
Exhibit T3B-9	Amended and Restated Operating Agreement of Cannapunch of Nevada LLC
Exhibit T3B-10	Amended and Restated Operating Agreement of CannTech PA, LLC
Exhibit T3B-11	Bylaws of CSAC Acquisition AZ Corp.
Exhibit T3B-12	Operating Agreement of CSAC Acquisition Connecticut LLC
Exhibit T3B-13	Bylaws of CSAC Acquisition FL Corp.
Exhibit T3B-14	Bylaws of CSAC Acquisition IL Corp.
Exhibit T3B-15	Bylaws of CSAC Acquisition IL II Corp.
Exhibit T3B-16	Bylaws of CSAC Acquisition Inc.
Exhibit T3B-17	Bylaws of CSAC Acquisition MA Corp.
Exhibit T3B-18	Bylaws of CSAC Acquisition MA II Corp.
Exhibit T3B-19	Bylaws of CSAC Acquisition NJ Corp.
Exhibit T3B-20	Bylaws of CSAC Acquisition NV Corp.

Exhibit No.	Description
Exhibit T3B-21	Bylaws of CSAC Acquisition NY Corp.
Exhibit T3B-22	Bylaws of CSAC Acquisition PA Corp.
Exhibit T3B-23	Bylaws of CSAC Acquisition PA II Corp.
Exhibit T3B-24	Bylaws of CSAC Acquisition TX Corp.
Exhibit T3B-25	Bylaws of CSAC Holdings Inc.
Exhibit T3B-26	Operating Agreement of CSAC LLC
Exhibit T3B-27	Operating Agreement CSAC Ohio, LLC
Exhibit T3B-28	Amended and Restated Operating Agreement of Cultivauna, LLC
Exhibit T3B-29	Amended and Restated Operating Agreement of DFMMJ Investments, LLC
Exhibit T3B-30	Amended and Restated Operating Agreement of DocHouse, LLC
Exhibit T3B-31	Second Amended and Restated Operating Agreement of DWC Investments, LLC
Exhibit T3B-32	Amended and Restated Operating Agreement of Eskar LLC
Exhibit T3B-33	Amended and Restated Operating Agreement of Green Light Holdings LLC
Exhibit T3B-34	Amended and Restated Operating Agreement of Green Light Management, LLC
Exhibit T3B-35	Amended and Restated Operating Agreement of Herbal Remedies Dispensaries, LLC
Exhibit T3B-36	Bylaws of Klymb Project Management, Inc.
Exhibit T3B-37	Second Amended and Restated Operating Agreement of Kynd-Strainz LLC
Exhibit T3B-38	Operating Agreement of Land of Lincoln Dispensary LLC
Exhibit T3B-39	Second Amended and Restated Operating Agreement of Lemon Aide LLC
Exhibit T3B-40	Amended and Restated Operating Agreement of Livfree Wellness LLC
Exhibit T3B-41	Operating Agreement of Mercer Strategies FL, LLC
Exhibit T3B-42	Operating Agreement of Mercer Strategies MA, LLC
Exhibit T3B-43	Operating Agreement of Mercer Strategies PA, LLC
Exhibit T3B-44	Amended and Restated Operating Agreement of PA Natural Medicine LLC
Exhibit T3B-45	Operating Agreement of Parker RE MA, LLC
Exhibit T3B-46	Operating Agreement of Parker RE PA, LLC
Exhibit T3B-47	Operating Agreement of Parker Solutions FL, LLC
Exhibit T3B-48	Operating Agreement of Parker Solutions IL, LLC
Exhibit T3B-49	Operating Agreement of Parker Solutions MA, LLC
Exhibit T3B-50	Operating Agreement of Parker Solutions NJ LLC
Exhibit T3B-51	Operating Agreement of Parker Solutions OH, LLC
Exhibit T3B-52	Operating Agreement of Parker Solutions PA, LLC
Exhibit T3B-53	Amended and Restated Bylaws of Sira Naturals, Inc.
Exhibit T3B-54	Amendment No. 1 to the Amended and Restated Bylaws of Sira Naturals, Inc.
Exhibit T3B-55	Bylaws of Tahoe Capital Company
Exhibit T3B-56	Amended and Restated Operating Agreement of Tahoe Hydroponics Company, LLC
Exhibit T3B-57	Second Amended and Restated Operating Agreement of Tahoe-Reno Botanicals, LLC
Exhibit T3B-58	Second Amended and Restated Operating Agreement of Tahoe-Reno Extractions, LLC
Exhibit T3C	Form of Amended and Restated Trust Indenture among AYR Wellness Inc., as parent guarantor, AYR Wellness Canada Holdings Inc., as issuer and Odyssey Trust Company, as Trustee (included in Exhibit T3E-3 hereto)
Exhibit T3D-1	Interim Order of the Court
Exhibit T3D-2**	Final Order of the Court

Exhibit No.	Description
Exhibit T3E-1	Letter of Transmittal for Registered Holders of 12.50% Senior Secured Notes Due December 10, 2024 of AYR Wellness Inc.
Exhibit T3E-2	Letter to the Shareholders of AYR Wellness Inc.
Exhibit T3E-3	Management Information Circular of AYR Wellness Inc. and Ayr Wellness Canada Holdings Inc. for Holders of 12.50% Senior Secured Notes due December 10, 2024 to Consider a Proposed Plan of Arrangement
Exhibit T3F	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3E-3 hereto)
Exhibit 25.1**	Statement of eligibility and qualification of the Trustee on Form T-6.

*
Previously filed.

**
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below, a corporation organized and existing under the laws of Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on November 22, 2023.
AYR Wellness Inc.
Attest:	/s/ Brad Asher Name: Brad Asher Title: Chief Financial Officer	By:	/s/ Jonathan Sandelman Name: Jonathan Sandelman Title: Executive Chair
Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below, a corporation organized and existing under the laws of Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on November 22, 2023.
Ayr Wellness Canada Holdings Inc.
Attest:	/s/ Brad Asher Name: Brad Asher Title: Chief Financial Officer and Secretary	By:	/s/ Charles Miles Name: Charles Miles Title: Director
Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized:
242 Cannabis LLC
AYR NJ LLC
AYR Wellness Holdings LLC
DFMMJ Investments LLC d/b/a AYR
Eskar LLC
Tahoe Hydroponics Company, LLC
AYR Ohio LLC
AYR Wellness NJ LLC
BP Solutions LLC
Cannapunch of Nevada LLC
Cultivauna, LLC d/b/a Levia
DWC Investments, LLC
Green Light Holdings, LLC
Green Light Management, LLC
Herbal Remedies Dispensaries, LLC
Kynd-Strainz LLC
Lemon Aide LLC
LivFree Wellness LLC
PA Natural Medicine LLC
Tahoe-Reno Botanicals, LLC
Tahoe-Reno Extractions, LLC
Attest:	/s/ Charles Miles Name: Charles Miles Title: Manager	By:	/s/ Jonathan Sandelman Name: Jonathan Sandelman Title: Manager

CannTech PA, LLC
Attest:	/s/ Joyce Johnson Name: Joyce Johnson Title: Manager and Vice President	By:	/s/ Marla Bowie Name: Marla Bowie Title: Manager and President
CSAC Acquisition AZ Corp.
CSAC Acquisition IL II Corp.
CSAC Acquisition MA Corp.
CSAC Acquisition NY Corp.
CSAC Acquisition TX Corp.
Klymb Project Management, Inc.
CSAC Acquisition FL Corp.
CSAC Acquisition IL Corp.
CSAC Acquisition MA II Corp.
CSAC Acquisition NV Corp.
Tahoe Capital Company
CSAC Acquisition NJ Corp.
CSAC Acquisition Inc.
CSAC Holdings Inc.
CSAC Ohio, LLC
Mercer Strategies FL, LLC
Mercer Strategies PA, LLC
Parker RE MA, LLC
Parker RE PA, LLC
Parker Solutions IL, LLC
Parker Solutions NJ, LLC
Parker Solutions OH, LLC
Parker Solutions PA, LLC
Attest:	/s/ Charles Miles Name: Charles Miles Title: Director	By:	/s/ Jonathan Sandelman Name: Jonathan Sandelman Title: Director
CSAC Acquisition Connecticut LLC
Attest:	/s/ Paul Fisher Name: Paul Fisher Title: Vice President of Sole Member	By:	/s/ Brad Asher Name: Brad Asher Title: Manager
CSAC Acquisition PA Corp.
CSAC Acquisition PA II Corp.
CSAC LLC
Attest:	/s/ Paul Fisher Name: Paul Fisher Title: Vice President of Sole Member	By:	/s/ Jonathan Sandelman Name: Jonathan Sandelman Title: President
DocHouse LLC
Attest:	/s/ Paul Fisher Name: Paul Fisher Title: Vice President of Sole Member	By:	/s/ Jonathan Sandelman Name: Jonathan Sandelman Title: Manager

Land of Lincoln Dispensary LLC
Attest:	/s/ Brad Asher Name: Brad Asher Title: Chief Financial Officer of Sole Member	By:	/s/ Jonathan Sandelman Name: Jonathan Sandelman Title: Executive Chair of Sole Member
Mercer Strategies MA, LLC
Parker Solutions FL, LLC
Attest:	/s/ Charles Miles Name: Charles Miles Title: Director of Sole Member	By:	/s/ Jonathan Sandelman Name: Jonathan Sandelman Title: Director of Sole Member
Parker Solutions MA, LLC
Attest:	/s/ Louis F. Karger Name: Louis F. Karger Title: Director of Sole Member	By:	/s/ Jonathan Sandelman Name: Jonathan Sandelman Title: Director of Sole Member
Sira Naturals, Inc.
Attest:	/s/ Louis F. Karger Name: Louis F. Karger Title: Director	By:	/s/ Jonathan Sandelman Name: Jonathan Sandelman Title: Director